Exhibit 99.3

28.3 Certificate of Author – David Alan Thompson

This Certificate has been prepared to meet the requirements of National Instrument 43-101 Standards of Disclosure for Minerals Projects as published 30 June 2011, Part 8.1.

►	The name, address, and occupation of the qualified person:

•	David Alan Thompson
•	133A Villiers Drive, Clarendon, KZN, South Africa
•	Principle Mining Engineer

►	The title and effective date of the technical report to which the certificate applies:

•	Bilboes Feasibility Study Technical Report NI 43-101 on the Bilboes Properties Located near Bulawayo, Zimbabwe
•	Effective date: 15 December 2021

►	Qualifications:

•	I am a graduate of University of Johannesburg with a Bacclaureus Technology Degree in Mining Engineering.
•	I have worked as a mining engineer for a total of 32 years and 10 years since my B- Tech graduation.
•	I am a member of the Engineering Council of South Africa (No. 201190010), and a current member of the South African Colliery Managers Association (5066).
•	I have practiced my profession from 2010.
•	I have read the definition of “qualified person” set out by National Instrument 43-101 and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “qualified person” for the purpose of NI 43-101. My relevant experience includes 10 years as a Principal Mining Engineer / Consultant.
•	Site Inspection:
•	I visited site between 21 and 22 February 2018.

►	Responsibilities:

►	I am co-ordinating author of the Technical Report, and co-author responsible specifically for sections 1, 2, 15, 16, 21, 22, 25 and 26, unless subsections are specifically identified by another Qualified Person.

►	Independence:

•	I am Independent of Bilboes (Pvt) Ltd. in accordance with the application of section 1.5 of National Instrument 43-101

►	Prior Involvement:

•	I was involved with the project by way of a Mineral Resource review on the 2017 geological and resource models

►	Compliance with NI 43-101:

•	I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same

►	Disclosure:

•	As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading